June 29, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:	Protalix BioTherapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
File No. 001-33357

Ladies and Gentlemen:

Transmitted herewith is the response of Protalix BioTherapeutics, Inc. (the “Company”) to the Staff’s comment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), which comment was set forth in the Staff’s letter dated June 23, 2022 (the “Comment Letter”) to Eyal Rubin, the Company’s Chief Financial Officer. For ease of reference, the Company has noted the Staff’s comment in bold-faced type and the response in regular type.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You disclose on page 64 that you currently do not record and maintain research and development costs per project. You also disclose on page 66 that the decrease in your research and development expense was primarily due to the completion of the three phase III clinical trials of PRX-102. Please revise your future filings to provide a quantified breakdown of research and development costs by nature of expense for each period presented. As part of your breakdown, separately identify the amount of cost reimbursement netted against such expenses. Please provide us with an example of your proposed disclosure in your response.

Response: The Company respectfully acknowledges the Staff’s comment and provides an example of the requested breakdown of research and development expenses below. The Company will provide, in its future filings with the U.S. Securities and Exchange Commission, where applicable, a quantified breakdown of research and development costs by nature of expense for each period presented consistent with the narrative disclosure example following this paragraph. The Company notes, however, that the example does not identify any cost reimbursement that are netted against the research and development expenses as the Company has determined that for the current period, the amount of such reimbursements do not reach a level of materiality that warrants such disclosure. The Company further notes that the foregoing example sets forth the requested disclosure had it been included in the Form 10-K.

Research and Development Expenses, Net

For the year ended December 31, 2021, our total research and development expenses were approximately $29.7 million comprised of approximately $18.3 million in subcontractor-related expenses, approximately $7.4 million of salary and related expenses, approximately $1.2 million of materials-related expenses and approximately $2.8 million of other expenses. For the year ended December 31, 2020, our total research and development expenses were approximately $38.2 million comprised of approximately $21.9 million of subcontractor-related expenses, approximately $10.7 million of salary and related expenses, approximately $1.7 million of materials-related expenses and approximately $4.0 million of other expenses.

The decrease in research and developments expenses of $8.5 million, or 22%, from the year ended December 31, 2020 compared to the year ended December 31, 2021 was primarily due to the completion of our three phase III clinical trials of PRX-102.

We expect research and development expenses to continue to be our primary expense as we enter into a more advanced stage of preclinical and clinical trials for certain of our product candidates.

*       *        *

We thank you in advance for your time and attention to this response letter. Should you wish to discuss this response letter at any time, please do not hesitate to contact me at +972 (4) 902-8100 or Eyal.Rubin@protalix.com or the Company’s counsel, Brian Hirshberg of Mayer Brown LLP at +1 (212) 506-2176 or bhirshberg@mayerbrown.com.

Sincerely,

/s/ Eyal Rubin
Eyal Rubin
Sr. Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.

cc:	Dror Bashan
Protalix BioTherapeutics, Inc.

Anna Pinedo
Brian Hirshberg
Mayer Brown LLP

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